

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   October 18, 2016

Mr. David M. Curtis
Acting Chief Financial Officer
Dominion Questar Corp.
333 South State Street
P.O. Box 45433
Salt Lake City, Utah 84145-0433

> **Re: Dominion Questar Corporation (f/k/a Questar Corporation)**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **File No. 001-08796**
> **Questar Gas Company**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **File No. 333-69210**

Dear Mr. Curtis:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products

Cc: Mark McGettrick
Executive Vice President and Chief Financial Officer
Dominion Resources, Inc.

Michele Cardiff
Vice President Accounting, Controller and Chief Accounting Officer
Dominion Resources, Inc.